                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*

                                   _________

                           MICROTOUCH SYSTEMS, INC.
________________________________________________________________________________
                               (Name of Issuer)


                         Common Stock, $0.01 par value
________________________________________________________________________________
                        (Title of Class of Securities)


                                   595145103
        _______________________________________________________________
                                (CUSIP Number)

                Lawrence B. Goldstein, Gardere & Wynne, L.L.P.
        1601 Elm Street, Suite 3000, Dallas, Texas 75201 (214) 999-4564
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                October 4, 2000
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

NOTES: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See(S)(S)240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO. 595145103                                         PAGE 2 OF 14 PAGES
         -------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Edward W. Rose III
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            131,180

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          183,970
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             131,180

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          183,970
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      315,150
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      4.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP NO. 595145103                                         PAGE 3 OF 14 PAGES
         -------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      Cardinal Investment Company, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Texas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          146,960
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                           146,960
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      146,960

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      2.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP NO. 595145103                                         PAGE 4 OF 14 PAGES
         -------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      Cardinal Partners, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      WC
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Texas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          121,620
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          121,620
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      121,620

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      1.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      PN
------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP NO.  595145103                                        PAGE 5 OF 14 PAGES
         -----------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      Cardinal Partners 2000, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      WC
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Texas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          25,340
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          25,340
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      25,340

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      PN
------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP NO.  595145103                                        PAGE 6 OF 14 PAGES
         -----------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      Cardinal Investment Company, Inc. Pooled Investment Trust
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      WC
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Texas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          29,550
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          29,550
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      29,550

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      OO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP NO.  595145103                                        PAGE 7 OF 14 PAGES
         -----------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      KMT Partners, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      WC
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Texas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            145,150

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             145,150

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      145,150

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      2.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      PN
------------------------------------------------------------------------------

Item 1.  Security and Issuer.
         -------------------

  This Statement on Schedule 13D (the "Statement") relates to the shares of Common Stock, $0.01 par value (the "Microtouch Common Stock"), of Microtouch Systems, Inc., a Massachusetts corporation (the "Issuer"), which has its principal executive offices at 300 Griffin Brook Park Drive, Methuen, Massachusetts 01844.

Item 2.  Identity and Background.
         -----------------------

  (a) - (c): The following sets forth the information required by Items (a), (b) and (c):

  This statement is being filed collectively by Edward W. Rose III, Cardinal Investment Company, Inc., a Texas corporation ("CICI"), Cardinal Partners, L.P., a Texas limited partnership ("CPLP"), Cardinal Partners 2000, L.P., a Texas limited partnership ("CP2K"), Cardinal Investment Company, Inc. Pooled Investment Trust (the "Trust") and KMT Partners, L.P., a Texas limited partnership ("KMT"), pursuant to their agreement to the collective filing of their statement. Each of Mr. Rose, CICI, CPLP, CP2K, the Trust and KMT are referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons."

  CICI is a company engaged in the investment business. The address of its principal office is 500 Crescent Court, Suite 250, Dallas, Texas 75201 (the "Cardinal Address"). Mr. Rose is the sole director of CICI and his principal occupation is acting as the President of CICI. Mr. Rose's business address is the Cardinal Address. Marshall B. Payne is the Vice President of CICI and his business address is the Cardinal Address. Debbie Crady is the Chief Financial Officer and Corporate Secretary of CICI. Ms. Crady's business address is the Cardinal Address.

  CPLP is a Texas limited partnership engaged in the investment business.   The
address of its principal office is the Cardinal Address. The General Partner of CPLP is CICI.

  CP2K is a Texas limited partnership engaged in the investment business.   The
address of its principal office is the Cardinal Address. The General Partner of CP2K is CICI.

  The Trust is a trust that, pursuant to its Declaration of Trust, invests funds from the CICI Purchase Pension Plan and the CICI Profit Sharing Plan. The address of its principal office is the Cardinal Address. The trustee of the Trust is Edward W. Rose III.

  KMT is a partnership engaged in the investment business. The address of its principal office is the Cardinal Address. The General Partner of KMT is Kennerly Partners, L.P., a Texas limited partnership ("KPLP"). The General Partner of KPLP is Kennerly Management, L.P., a Texas limited partnership ("KMLP"). The General Partner of KMLP is Kennerly Capital, L.L.C., a Texas limited liability company ("KCLLC"). The principal business address for each of KPLP, KMLP, KCLLC is the Cardinal Address. The Managers of KCLLC are Peter G. Collins and Shannon J. Collins. Each of the Collins' principal occupation is the investment business and their business addresses are the Cardinal Address.

  (d) and (e):The following sets forth the information required by Items (d) and
(e):

  During the last five years, none of the Reporting Persons, Mr. Payne, Ms. Crady, or either of the Collins (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or

                               Page 8 of 14 Pages
prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

  (f) Mr. Rose, Mr. Payne, Ms. Crady, and both of the Collins are all citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         The following table sets forth the aggregate consideration paid for the Microtouch Common Stock by each of the persons or entities listed below. The table lists the actual owners of the shares.

Name                                        Number of Shares              Aggregate Consideration
----                                        ----------------              -----------------------
Cardinal Partners 2000, L.P.                          25,340                        $  165,841.54
Cardinal Partners, L.P.                              121,620                        $2,046,019.14
Cardinal Investment Company, Inc.                     29,550                        $  499,493.34
 Pooled Investment Trust
KMT Partners, L.P.                                   145,150                        $2,461,359.65
Edward W. Rose III                                   131,180                        $  922,916.81
Lela Rose                                              3,730                        $   27,958.41
Will E. Rose                                           3,730                        $   27,958.41
                                                     -------                        -------------
                                                     460,300                        $6,151,547.30

  The funds used to acquire the Microtouch Common Stock came from available working capital and/or available cash on hand of each of the persons or entities listed above. KMT's general partner, KPLP, formed KMT to purchase the Microtouch Common Stock and approached limited partners of KPLP to join KMT as limited partners. KMT obtained the funds used to acquire its shares of Microtouch Common Stock from its limited partners and general partner. The limited partners of KMT are Edward W. Rose III, Marshall B. Payne, McCloskey 1996 GRAT 10, Palmetto Partners, Ltd., Peter G. Collins and Shannon J. Collins.

Item 4.  Purpose of Transaction.
         ----------------------

  Each Reporting Person has acquired their respective shares of Microtouch Common Stock to hold primarily for investment. Depending upon market conditions and other factors, each Reporting Person may, from time to time, either jointly or individually, acquire additional shares of Microtouch Common Stock or dispose of all or any part of their respective holdings of Microtouch Common Stock.

  The Reporting Persons do not have any specific plans or proposals which relate to or would result in any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company; any material change in the present capitalization or dividend policy of the Company; any other material change in the Company's business or corporate structure; changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or any action similar to any of those enumerated above; but such persons reserve the right to propose or undertake or participate in any of the foregoing actions in the future.

                               Page 9 of 14 Pages

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

(a) and (b): The following table sets forth the information required by Item
             5(a) and (b):

NAME                        Number of Shares         Voting Power      Dispositive Power         % Ownership
----                        ----------------         ------------      -----------------         -----------
Edward W. Rose III               131,180                 sole                 sole                  2.0%
                                 183,970/(1)/(2)/(3)/   shared               shared                 2.8%
CICI                             146,960/(4)/           shared               shared                 2.3%
CPLP                             121,620                shared               shared                 1.9%
CP2K                              25,340                shared               shared                 0.4%
Trust                             29,550                shared               shared                 0.5%
KMT                              145,150                 sole                 sole                  2.2%

_____________________________
  (1) Includes 3,730 shares owned by each of Lela Rose and Will E. Rose, the daughter and son of Edward W. Rose III, respectively, and over which Mr. Rose has shared dispositive and voting power by virtue of an oral agreement with each of his children.
  (2)  Includes the shares owned by the Trust.
  (3) Includes shares over which CICI has voting and/or dispositive power (and over which Mr. Rose may be considered to have voting and/or dispositive power by virtue of being the sole director and the President of CICI).
  (4) Includes 121,620 shares owned by CPLP, of which CICI is the general partner, and 25,340 shares owned by CP2K, of which CICI is the general partner.

  The total number of shares beneficially owned by the Reporting Persons is 460,300. Each of Mr. Rose, CPLP, CP2K, the Trust and KMT disclaims beneficial ownership of all of the shares of the Microtouch Common Stock covered by this Statement, other than the shares individually owned by him or it.

  With respect to the shares owned by Lela Rose and Will E. Rose, Edward W. Rose III shares voting and dispositive power with the respective owners of such shares. The following is the applicable information required by Item 2 with respect to Lela Rose and Will E. Rose:

      1. Lela Rose's principal occupation is a self-employed fashion designer and her business address is the Cardinal Address.

      2. Will E. Rose's principal occupation is the investment business and his business address is the Cardinal Address. Mr. Rose is employed by HBK Investments, which is engaged in the investment business and has a business address of 300 Crescent Court, Suite 700, Dallas, Texas 75201.

  To the Reporting Persons' knowledge, none of the above listed persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws. Lela Rose and Will E. Rose are citizens of the United States.

                              Page 10 of 14 Pages

(c)  The following table sets forth the information required by Item 5(c):

                                           Date of           Amount of
                Name                     Transaction         Securities      Price Per Share
                ----                     -----------         ----------      ---------------
Cardinal Partners 2000, L.P.
                                               09-27-00                 390              6.90
                                               10-02-00                  80              6.17
                                               10-03-00                 170              6.14
                                               10-04-00               3,350              6.27
                                               10-05-00               1,700              6.24
                                               10-05-00               2,730              6.13
                                               10-10-00               8,810              6.71
                                               10-10-00                 180              6.42
                                               10-11-00               7,930              6.69
Cardinal Investment Company, Inc.
  Pooled Investment Trust
                                               10-10-00                  10              6.71
                                               10-11-00                  10              6.69
Edward W. Rose III
                                               09-27-00               1,810              6.90
                                               10-02-00                 400              6.17
                                               10-03-00                 790              6.14
                                               10-04-00              15,790              6.27
                                               10-05-00               7,560              6.24
                                               10-05-00              12,090              6.13
                                               10-09-00                 200              6.42
                                               10-10-00              38,960              6.71
                                               10-10-00                 780              6.42
                                               10-11-00              35,060              6.69
Lela Rose
                                               09-27-00                  50              6.90
                                               10-02-00                  10              6.17
                                               10-03-00                  20              6.14
                                               10-04-00                 430              6.27
                                               10-05-00                 220              6.24
                                               10-05-00                 340              6.13
                                               10-10-00               1,110              6.71
                                               10-10-00                  20              6.42
                                               10-11-00               1,000              6.69
Will E. Rose
                                               09-27-00                  50              6.90
                                               10-02-00                  10              6.17
                                               10-03-00                  20              6.14
                                               10-04-00                 430              6.27
                                               10-05-00                 220              6.24
                                               10-05-00                 340              6.13
                                               10-10-00               1,110              6.71
                                               10-10-00                  20              6.42

                              Page 11 of 14 Pages

                                           Date of           Amount of
                Name                     Transaction         Securities      Price Per Share
                ----                     -----------         ----------      ---------------
                                            10-11-00              1,000                 6.69

Each of the above described transactions were open market purchases, and all per share amounts are net of commissions.

(d)       Not applicable.

(e)       Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

          Pursuant to the Partnership Agreements of CPLP and CP2K, CICI as general partner of CPLP and CP2K has the right to acquire, transfer and vote any securities owned by such partnerships, including the Microtouch Common Stock. Pursuant to the Partnership Agreements of CPLP and CP2K, 20% of the amount by which net profits exceed net losses for each accounting period during each of CPLP and CP2K's fiscal years is allocated to CICI. Additionally, each of CPLP and CP2K's Partnership Agreements provides for a yearly management fee of 1% of the value of each Partnership's total assets to be paid to CICI on a quarterly basis. Pursuant to the Declaration of Trust of the Trust, Mr. Rose as trustee of the Trust has the right to acquire, transfer and vote any securities owned by the Trust including the Microtouch Common Stock. The Trust does not pay any fee to CICI or Mr. Rose. Mr. Rose has oral agreements with Lela Rose and Will E. Rose, pursuant to which Mr. Rose has the authority to buy or sell securities on behalf of each of them without consulting them. Mr. Rose purchased the Microtouch Common Stock on behalf of each of them pursuant to such authority. Lela Rose and Will E. Rose have agreed to pay CICI 20% of the profits they receive from the sale of the Microtouch Common Stock. Pursuant to the KMT Partnership Agreement, KPLP as general partner of KMT has the right to acquire, transfer and vote any securities owned by KMT, including the Microtouch Common Stock. Pursuant to the KMT Partnership Agreement, 15% of the amount by which cumulative profits exceed cumulative losses during KMT's term of existence is allocated to KPLP.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          Exhibit A -  Agreement Regarding Filing of Schedule 13D
          Exhibit B -  Cardinal Partners 2000, L.P. Limited Partnership
                       Agreement
          Exhibit C - Cardinal Partners, L.P. Limited Partnership Agreement Exhibit D - Cardinal Investment Company, Inc. Pooled Investment Trust
                       [As Amended and Restated as of January 1, 1989]
          Exhibit E -  KMT Partners, L.P. Limited Partnership Agreement

                              Page 12 of 14 Pages

Signatures

      Each of the undersigned hereby appoints Edward W. Rose III, Marshall B. Payne and Debbie Crady and each of them (with full power to act alone), as attorneys and agents for the undersigned, with full power of substitution, for and in the name, place and stead of the undersigned, to sign and file with the Securities and Exchange Commission under the Securities Exchange Act of 1934 any and all amendments and exhibits to this Schedule 13D and any and all applications, instruments and other documents to be filed with the Securities and Exchange Commission pertaining hereto or thereto, with full power and authority to do and perform any and all acts and things whatsoever requisite or desirable.

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 11, 2000



                                        /s/ EDWARD W. ROSE III
                                        ----------------------------------------
                                        Edward W. Rose III


                                        CARDINAL INVESTMENT COMPANY, INC.


                                        By: /s/ DEBBIE CRADY
                                            ------------------------------------
                                        Name: Debbie Crady
                                              ----------------------------------
                                        Title: Chief Financial Officer
                                               ---------------------------------


                                        CARDINAL PARTNERS, L.P.


                                        By:  Cardinal Investment Company, Inc.,
                                             its General Partner


                                             By: /s/ EDWARD W. ROSE III
                                                 -------------------------------
                                                 Edward W. Rose III, President


                                        CARDINAL PARTNERS 2000, L.P.


                                        By:  Cardinal Investment Company, Inc.,
                                             its General Partner


                                             By: /s/ EDWARD W. ROSE III
                                                 -------------------------------
                                                 Edward W. Rose III, President

                              Page 13 of 14 Pages

                                   CARDINAL INVESTMENT COMPANY, INC.
                                   POOLED INVESTMENT TRUST [As Amended and
                                   Restated as of January 1, 1989]


                                   By: /s/ EDWARD W. ROSE III
                                       ------------------------------------
                                       Edward W. Rose III, Trustee


                                   KMT PARTNERS, L.P.

                                   By:  Kennerly Partners, L.P., its General
                                        Partner

                                        By:  Kennerly Management, L.P., its
                                             General Partner

                                             By:  Kennerly Capital, L.L.C., its
                                                  General Partner


                                                  By: /s/ SHANNON J. COLLINS
                                                      --------------------------
                                                      Shannon J. Collins,
                                                       Manager

                              Page 14 of 14 Pages